                      SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  FORM U-57/A

                              AMENDMENT NO. 1 TO
                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under Section 33(a) of the

            Public Utility Holding Company Act of 1935, as amended

                Scottish Power UK plc formerly Scottish Power
                       (Name of foreign utility company)


Item 1:  STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS,
------
ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OR VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name and business address of the entity claiming foreign utility company ("FUCO") status is Scottish Power UK plc ("SPUK"), 1 Atlantic Quay, Glasgow, Scotland G2 8SP. SPUK was formerly named Scottish Power plc prior to the original filing of the U-57 pursuant to this file. Prior to Scottish Power plc's merger with PacifiCorp, which was completed on November 29, 1999, Scottish Power plc's name was changed to SPUK and a new holding company was created which is named Scottish Power plc, a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("1935 Act")("ScottishPower"). SPUK hereby notifies the Commission of the name change and, and claims status, under its new name, as a foreign utility company within the meaning of section 33 of the Act ("FUCO"). The facts on which FUCO status in this matter was originally claimed have not otherwise changed. As so amended, this FUCO notification reads as follows:

         SPUK is a public limited company organized under the laws of Scotland. SPUK owns and operates generation, transmission and distribution assets and serves approximately 1.8 million customers in Scotland. In addition to other subsidiaries, SPUK owns Manweb plc ("Manweb"), an electric distribution company, which serves approximately 1.3 million electricity consumers in northwest England and north Wales. SPUK is a public limited company organized under the laws of Scotland. SPUK's activities also include gas supply, water supply and wastewater services, telecommunications, retailing of electrical appliances, technology and contracting services. ScottishPower owns 100% of SPUK.

         SPUK's business units include Generation Wholesale, Power Systems, Energy Supply, Manweb, Southern Water, Thus, and other related businesses.

         The Generation Wholesale business operates SPUK's generating stations and deals in the wholesale trading of electricity and gas. The company owns more than 3,500 MW of generation capacity, after taking into account contractual obligations, consisting of coal, gas, hydro and wind power resources. The company does not own any nuclear generating stations. The company has combined resources, including purchased power, of approximately 6,400 MW.

         SPUK's Power Systems business is responsible for the distribution and transmission network in the ScottishPower franchise area and the distribution network in the Manweb franchise area. Power Systems currently operates 62,000 kilometers of underground cables and 50,000 kilometers of overhead lines. Power Systems also provides a complete range of metering services.

         The Energy Supply business is responsible for the sales and marketing of electricity, gas and related products to customers within ScottishPower's and Manweb's respective franchise areas and to the competitive market throughout the rest of the U.K. Energy Supply sells electricity to 1.6 million customers in Scotland and manages the associated customer service, billing and income collection.

         Southern Water provides water supply services to 2.2 million people, representing some 1 million premises, in its franchise area in the South East of England. This represents some 603 million liters of water per day. The company carries out wastewater treatment for 4.2 million people, representing some 1.7 million premises, in the franchise territory.

         SPUK also has developed businesses in a number of related areas. ScottishPower's electrical appliance retailing business is the third largest supplier of electrical appliances in the U.K. The business sells electrical products through a chain of 181 stores throughout the U.K. SPUK's Contracting Services business specializes in the installation and maintenance of high voltage equipment, residential heating, street lighting, security and fire alarms, and appliance installation and inspection. The Technology business specializes in engineering consulting and science, including design and construction of buildings, plant and components, and the development of sophisticated control systems and monitoring devices.

     Southern Water provides water supply services to 2.2 million people, representing some 1 million premises, in its franchise area in the South East of England. This represents some 603 million liters of water per day. The company carries out wastewater treatment for 4.2 million people, representing some 1.7 million premises, in the franchise territory.

         Thus plc, formerly ScottishTelecom, is a subsidiary of SPUK, that provides a wide portfolio of communication services ranging from fixed voice, data and mobile services to call center services, on-line information and Internet access.

         SPUK also has developed businesses in a number of related areas. ScottishPower's electrical appliance retailing business is the third largest supplier of electrical appliances in the U.K. The business sells electrical products through a chain of 181 stores throughout the U.K. SPUK's Contracting Services business specializes in the installation and maintenance of high voltage equipment, residential heating, street lighting, security and fire alarms, and appliance installation and inspection. The technology business specializes in engineering consulting and science, including design and construction of buildings, plant and components, and the development of sophisticated control systems and monitoring devices.

Item 2: STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND THE COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

At the time of the original filing on May 14, 1999, there were no domestic associate public-utility companies. Therefore, no state certifications are required under Section 33(a)(2) of the 1935 Act.

                                   SIGNATURE

ScottishPower has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          SPUK



                                          By:  /s/ David T. Nish
                                               _______________________________
                                               David T. Nish, Finance Director



                                       3